SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 23, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Amended Form 6K dated October 23, 2009, to the announcement of LM Ericsson Telephone company, dated October 22, 2009 – On October 22, 2009, LM Ericsson Telephone Company filed its quarterly report for the third quarter ended September 30, 2009 on Form 6-K. This amendment to the Form 6-K filed on October 22, 2009 is being filed in order to include the Financial Statements and Additional Information inadvertently omitted from the earlier filing.

THIRD QUARTER REPORT October 22, 2009

ERICSSON REPORTS

THIRD QUARTER RESULTS

•        Sales SEK 46.4 (49.2) b, down 4% for comparable units, down 12% currency adjusted

•        Operating income1) before JVs SEK 5.5 (5.6) b

•        Operating margin1) before JVs 11.7% (11.5%)

•        Share in earnings from JVs1) SEK -1.5 (0.0) b

•        Income after financial items1) SEK 4.0 (6.2) b

•        Restructuring charges of SEK 2.7 (1.9) b, excl JV

•        Net income SEK 0.8 (2.9) b

•        Earnings per share SEK 0.25 (0.89)

•        Cash flow2) SEK 6.9 (2.7) b

1) Excluding restructuring charges 2) Excluding cash outlays for restructuring of SEK 1.2 (0.3) b and dividend from Sony Ericsson of SEK 1.4 b in Q3 2008

CEO COMMENTS

SALES BY QUARTER 2008 AND 2009 (SEK B)

“Sales of network equipment declined due to lower demand in the current tougher market environment. Despite lower volumes, Network margins remain stable. The strong development in Professional Services continued,” says Carl-Henric Svanberg, President and CEO of Ericsson (NASDAQ:ERIC). “Our cost reduction activities are running ahead of plan with further opportunities for efficiency improvements and savings.

As commented on in previous reports, the economic climate affects the global mobile infrastructure market and the credit environment is still tight in several emerging markets. However, other markets, including the world’s leading economies such as China, India, US and Japan show good development.

The technology shift from voice telephony to mobile broadband is ongoing. Mobile broadband users and traffic are increasing rapidly and will eventually connect billions of people to internet. With the shift follows the anticipated decline in GSM sales, accelerated by the current recession, which is not yet offset by the growth in mobile broadband.

Our services operation continues to show strong development. While managed services are often in focus, systems integration and consulting are increasingly important. Services margins are stable despite being negatively affected by the start up costs in the third quarter for the Sprint and Zain services contracts as well as the reduced scope and transformation costs for the renewed managed services agreement in Italy.

In late September, we were pleased to welcome the former Sprint employees into Ericsson, and we look forward to soon also welcome former Nortel employees. This, together with the major contract wins with Verizon, AT&T and Metro PCS in mobile and fixed broadband, makes Ericsson the leading provider of telecommunications technology and services in North America.

1

While the current economic environment affects all parts of society the longer-term fundamentals for our industry remain solid. Mobile telephony is reaching a penetration beyond all expectations. We expect mobile broadband to show a similar exciting development over the years to come, not least as the vast majority of the world’s population will be able to reach internet only through mobile technology. We are well positioned to lead our industry forward,” concludes Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	Third quarter			Second quarter		Nine months
SEK b.	2009	2008	Change	2009	Change	2009	2008	Change
Net sales	46.4	49.2	-6%	52.1	-11%	148.1	141.9	4%
Net sales for comparable units	46.4	48.2	-4%	52.1	-11%	148.1	137.8	7%
Gross margin	36.2%	37.0%	—	36.3%	—	36.3%	37.5%	—
EBITDA margin excl JVs	15.8%	15.4%	—	16.8%	—	15.3%	14.3%	—
Operating income excl JVs	5.5	5.6	-3%	6.9	-21%	17.1	13.7	25%
Operating margin excl JVs	11.7%	11.5%	—	13.3%	—	11.5%	9.6%	—
Income after financial items	4.0	6.2	-35%	4.8	-18%	12.2	15.3	-21%
Net income	0.8	2.9	-74%	0.8	0%	3.4	7.6	-55%
EPS diluted, SEK	0.25	0.89	-72%	0.26	-4%	1.05	2.31	-55%
Adjusted cash flow1)	6.9	2.7	—	9.9	—	15.1	14.2	—
Cash flow from operations	5.7	3.8	—	9.1	—	12.0	17.0	—

All numbers, excl. EPS, Net income and Cash flow from operations excl. restructuring charges.

1)	Cash flow from operations excl. restructuring cash outlays. Nine months cash outlays of SEK 3.2 (0.8) b and dividends from Sony Ericsson of SEK 0.0 (3.6) b

Sales in the quarter decreased 4% year-over-year for comparable units, i.e. excluding Ericsson Mobile Platforms, and decreased 12% adjusted for currency exchange rate effects and hedging. The third quarter last year was comparatively strong with no normal seasonality.

Sequential sales decreased 11%, negatively impacted by currency exchange rate effects, seasonality and a reduced scope of the renewed managed services agreement in Italy. The lower year-over-year sales in Networks and Multimedia were partly offset by stronger sales in Professional Services.

The gross margin, was flat sequentially despite the lower sales, and decreased only slightly year-over-year to 36.2% (37.0%). The year-over-year change is largely attributable to the sales mix, with a higher proportion of network rollout and professional services, efficiency gains and some currency exchange rate effects.

Operating expenses amounted to SEK 11.6 (12.9) b. in the quarter, excluding restructuring charges. The year-over-year reduction is primarily a result of ongoing cost reduction activities, offsetting negative impact from currency exchange rate effects.

Operating income excluding joint ventures and restructuring charges amounted to SEK 5.5 (5.6) b. in the quarter, resulting in a slightly improved operating margin of 11.7% (11.5%). The margin was stable sequentially when adjusted for a capital gain of SEK 0.8 b. in the second quarter 2009.

Ericsson Third Quarter Report 2009	2

Ericsson’s share in earnings from joint ventures amounted to SEK -1.5 (0.0) b. in the quarter, excluding restructuring charges. This is a significant reduction from the second quarter as a result of the ongoing efficiency improvements. Restructuring charges in joint ventures were insignificant in the quarter.

Financial net was SEK 0.0 (0.5) b. in the quarter, due to lower interest net.

Net income amounted to SEK 0.8 (2.9) b. in the quarter.

Adjusted cash flow amounted to SEK 6.9 (2.7) b. in the quarter, down sequentially from SEK 9.9 b., excluding cash outlays for restructuring of SEK 1.2 b. Year-to-date cash conversion rate was 87% (102%). Trade receivables was positively impacted by currency exchange rate effects and lower sales. While days sales outstanding (DSO) improved slightly sequentially to 118 (121) days, the credit environment is however still tough for second and third tier operators in emerging markets.

Inventory was reduced by SEK 2.2 b. in the quarter to SEK 26.8 b. and turnover was stable at 77 (78) days.

Balance sheet and other performance indicators

SEK b.	Sep 30 2009	June 30 2009	Mar 31 2009	Dec 31 2008
Net cash	33.9	27.9	22.9	34.7
Interest-bearing liabilities and post-employment benefits	45.9	47.6	41.2	40.4
Trade receivables	62.4	69.4	75.2	75.9
Days sales outstanding	118	121	124	106
Inventory	26.8	29.0	30.7	27.8
Of which market unit inventory	15.9	17.7	18.9	16.5
Inventory days	77	78	83	68
Payable days	57	59	65	55
Customer financing, net	2.7	3.1	2.8	2.8
Return on capital employed	4%	5%	7%	11%
Equity ratio	52%	51%	52%	50%

The net cash position amounted to SEK 33.9 (27.9) b., up SEK 6.0 b. in the quarter. Cash, cash equivalents and short-term investments amounted to SEK 79.8 (75.5) b.

Customer financing remained low at of SEK 2.7 (3.1) b., reduced by a lower USD rate.

During the quarter, approximately SEK 3.1 b. of provisions were utilized, of which SEK 1.2 b. were related to restructuring. Additions of SEK 2.2 b. were made, of which SEK 0.5 b. related to restructuring. Reversals of SEK 0.1 b. were made.

Ericsson intends to repurchase its callable bond EUR LME 6.75%, maturing on November 28, 2010. The intention is to make a full redemption on November 28, 2009, of all outstanding notes with a total nominal amount of EUR 471 million. The repurchase will reduce gross debt and improve annual interest net.

Ericsson Third Quarter Report 2009	3

Cost reductions

In January, 2009, cost reduction activities were initiated, targeting annual savings of SEK 10 b. from the second half of 2010, split equally between cost of sales and operating expenses. Related restructuring charges were estimated to SEK 6-7 b.

Restructuring charges, excluding joint ventures, in the third quarter were SEK 2.7 b. with a total of SEK 7.0 b. of charges year-to-date. At the end of the quarter, cash outlays of SEK 3.3 b. remain to be made.

The transition to IP technologies with fewer software platforms as well as products with less hardware paves the way for synergies within the product portfolio. The program is ahead of plan and additional opportunities for efficiency improvements have evolved during the program. This will lead to further cost savings and related charges during the last three quarters of the program.

Restructuring charges, SEK b.	Third quarter 2009	Second quarter 2009	First quarter 2009	Full year 2008
Cost of sales	-0.8	-1.3	-0.4	-2.5
Research and development expenses	-1.8	-1.7	-0.3	-2.7
Selling and administrative expenses	-0.1	-0.6	—	-1.5
Total	-2.7	-3.6	-0.7	-6.7

SEGMENT RESULTS

	Third quarter			Second quarter			Nine months
SEK b.	2009	2008	Change	2009		Change	2009		2008	Change
Networks sales	30.3	33.0	-8%	34.7		-13%	98.6		96.3	2%
Of which network rollout	5.8	4.7	24%	5.9		-2%	16.4		14.0	18%
EBITDA margin	15%	15%	—	15%		—	15%		15%	—
Operating margin	11%	11%	—	11%		—	11%		10%	—
Professional Services sales	12.8	11.8	9%	14.1		-9%	39.7		32.8	21%
Of which managed services	3.6	3.5	3%	4.6		-22%	12.3		10.0	24%
EBITDA margin	17%	19%	—	17	%1)	—	17	%1)	17%	—
Operating margin	15%	16%	—	16	%1)	—	15	%1)	14%	—
Multimedia sales2)	3.4	3.5	-4%	3.3		1%	9.9		8.8	13%
EBITDA margin2)	19%	16%	—	17%		—	15%		9%	—
Operating margin2)	11%	9%	—	9%		—	7%		1%	—
Sales from divested and transferred businesses	0.0	0.9	—	0.0		—	0.0		4.0	—
Total sales	46.4	49.2	-6%	52.1		-11%	148.1		141.9	4%

All numbers exclude restructuring charges

1)	Second quarter 2009 excludes a capital gain of SEK 0.8 b. from divestment of TEMS
2)	2008 and 2009 numbers for Multimedia exclude divested Ericsson Mobile Platforms and PBX operations

Networks

Network sales in the third quarter declined year-over-year by 8%. Even though the comparison is tough with last year’s strong third quarter, the market was weaker. The markets are fairly strong in the world’s leading economies, while demand is weaker in several emerging markets affected by the present economic climate.

The rapid growth in demand for mobile broadband continues although the growth does not yet offset this year’s lower demand for GSM.

The ongoing efficiency and cost reduction activities are driven by new, less labor intense, products and fewer platforms. This leads to a consolidation of sites which is a key element in the ongoing cost reduction activities. Effects from the program are already visible, and despite lower sales and a high level of network rollout, EBITDA-margin was flat at 15%.

Ericsson Third Quarter Report 2009	4

During the quarter, several strategic wins were achieved in mobile and IP and the footprint in North America was significantly improved. AT&T’s selection of Ericsson as one of its domain suppliers of wireline access, the LTE contract from Metro PCS and the planned acquisition of Nortel’s CDMA/LTE businesses, all contributed to the strengthened position. The Nortel businesses are expected to be consolidated in the fourth quarter and will be reported within segments Networks and Professional Services.

SEGMENT SALES BY QUARTER, 2008 AND 2009 (SEK B)

Professional Services

Professional Services sales increased 9% year-over-year. Growth in local currencies amounted to 4%. Total service sales, including network rollout, now account for 40% of Group sales. In the present financial climate there is strong demand for services targeting the operational efficiency of operators such as managed services and consulting. However, managed services sales increased by just 3% year-over-year due to the reduced scope of the renewed agreement in Italy. Other professional services sales increased by 11% year-over-year.

EBITDA-margin in the quarter declined to 17% (19%) negatively impacted by start-up costs from new managed services contracts with Sprint, Zain as well as costs associated to the renewed agreement in Italy. This was partially offset by continued efficiency gains.

The Sprint contract is a proof point of Ericsson’s service offering, as the services relate to a network with no Ericsson equipment. The added CDMA competence brought by the former Sprint employees opens up possibilities for further growth of the service business.

The total number of subscribers in managed operations is now 350 million, of which 50% are in high-growth markets.

Multimedia

Multimedia sales increased slightly sequentially despite seasonality. Multimedia brokering (IPX) and consumer and business applications continued to show good growth.

EBITDA-margin in the quarter for comparable units improved to 19% (16%). Sales and margins may still vary between quarters.

Sony Ericsson

	Third quarter			Second quarter		Nine months
EUR m.	2009	2008	Change	2009	Change	2009	2008	Change
Number of units shipped (m.)	14.1	25.7	-45%	13.8	2%	42.5	72.5	-41%
Average selling price (EUR)	114	109	5%	122	-7%	119	115	3%
Net sales	1,619	2,808	-42%	1,684	-4%	5,038	8,330	-40%
Gross margin	16%	22%	—	12%	—	12%	25%	—
Operating margin	-12%	-1%	—	-16%	—	-17%	2%	—
Income before taxes	-199	-23	—	-283	—	-853	179	—
Income before taxes, excl restructuring charges	-198	12	—	-283	—	-838	225	—
Net income	-164	-25	—	-213	—	-669	114	—

Units shipped in the quarter were 14.1 million, a sequential increase of 2% and a decrease of 45% year-over-year. Sales in the quarter were EUR 1,619 million, a sequential decrease of 4% and a decrease of 42% year-over-year. The sequential decline in average selling price was due to product mix and continued challenging market conditions. Gross margin improved sequentially but dropped year-over-year due to lower sales and currency exchange rate effects.

Ericsson Third Quarter Report 2009	5

The sequential improvement was seen in both percentage rate and in volume driven by cost saving activities and successful sales of the W995 Walkman phone.

Income before taxes for the quarter, excluding restructuring charges, was a loss of EUR -198 (12) million. The loss in the second quarter was EUR -283 million. The reduced loss was due to better cost of sales efficiency as well as reduced operating expenses. As of September 30, 2009, Sony Ericsson retained a net cash position of EUR 841 million.

Since the beginning of the quarter, facilities of EUR 455 million were signed to strengthen the balance sheet and improve liquidity. EUR 155 million were drawn by the end of September and EUR 100 million were drawn in the beginning of October. In addition, a two-year committed back-up facility of EUR 200 million is available but has not been utilized. The parent companies have guaranteed EUR 350 million of these facilities on a  50/50 basis.

Bert Nordberg, former head of Ericsson Silicon Valley and Executive Vice President in Ericsson has been appointed President of Sony Ericsson as of October 15, 2009.

Ericsson’s share in Sony Ericsson’s income before tax was SEK -1.0 (-0.1) b. in the quarter.

ST-Ericsson

	2009			2008
USD m.	Third quarter	Second quarter	Feb-Mar	Proforma third quarter
Net sales	728	666	391	1,003
Adjusted operating income 1)	-77	-165	-78	-34
Operating income before taxes	-121	-224	-98	-59
Net income	-112	-213	-89	NA
1) Operating loss adjusted for amortization of acquisition related intangibles and restructuring charges

Net sales in the quarter showed an increase of 9% sequentially with solid performance in Asia.

Adjusted operating loss in the quarter was USD -77 (-34) m. The adjusted operating loss in the second quarter was USD -165 million. The reduced loss reflects a tight control of product costs and operational expenses as well as positive seasonal effects. The USD 250 m. cost synergies program, defined by ST-NXP Wireless in the third quarter 2008, is now substantially completed. The new restructuring plan of USD 230 m. cost synergies, announced at the end of April, had a limited benefit to the third quarter result.

Gilles Delfassy, with a long experience from the microelectronics business has been appointed President and CEO of ST-Ericsson as of November 2, 2009.

ST-Ericsson is reported in US-GAAP. Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -0.5 b. in the quarter, including restructuring charges of SEK 0.1 b. Ericsson Mobile Platforms incurred a loss of SEK 0.5 b. in January 2009, which is added to the result in segment ST-Ericsson year-to-date.

Ericsson Third Quarter Report 2009	6

REGIONAL OVERVIEW

	Third quarter			Second quarter		Nine months
Sales, SEK b.	2009	2008	Change	2009	Change	2009	2008	Change
Western Europe	10.1	11.6	-13%	11.4	-11%	32.7	35.4	-8%
Central and Eastern Europe, Middle East and Africa	11.6	13.1	-11%	12.6	-8%	36.7	35.5	4%
Asia Pacific	15.3	14.1	9%	17.4	-12%	49.0	42.8	15%
Latin America	5.0	6.1	-18%	4.8	4%	14.2	15.2	-7%
North America	4.4	4.3	1%	5.9	-27%	15.5	13.0	19%
Total	46.4	49.2	-6%	52.1	-11%	148.1	141.9	4%

REGIONAL SALES BY QUARTER, 2008 AND 2009 (SEK B)

Western Europe sales declined -6% year-over-year for comparable units. However, the region showed growth when adjusting for the impact of the reduced scope for the renewed managed services agreement in Italy. UK showed the strongest growth driven by managed services while Spain is still weak. Mobile broadband is growing strongly throughout the region. This creates demand for more spectrum, including new licenses for 2.6GHz and 800MHz spectrums and refarming of existing spectrum. There is also a continued increase in demand for managed services.

Sales in Central and Eastern Europe, Middle East and Africa decreased by -11% year-over-year. This is the region presently most impacted by the economic climate including credit constraints. Egypt, Nigeria, Turkey and Saudi Arabia showed the strongest development. The Turkish market remains particularly strong with a continued fast rollout of 3G networks. New licenses are issued in the region, latest in Tunisia, where Ericsson was selected as one of the main suppliers of a new 2G and 3G network. The interest for managed services is strong in the region and Ericsson has signed several new contracts.

Asia Pacific sales increased 9% year-over-year. India was the largest market for Ericsson in the quarter. China sales were up significantly year-over-year due to major 3G rollouts. Japan and Vietnam also showed strong growth while markets such as Bangladesh, Pakistan and Indonesia were down significantly. Several operators are forced to delay investments due to credit constraints despite traffic growth. Government driven next-generation broadband and fiber backhaul networks are being built in several countries across the region.

Latin American sales decreased by -18% year-over-year with lower demand across the region. Demand for mobile broadband continues to develop well. Meanwhile, due to delays of licensing of new spectrum and services, in larger countries like Mexico, Brazil and Argentina, operators hold back investments in new technologies and applications.

North American sales increased by 1% year-over-year in a tough year-over-year comparison. Data traffic shows strong growth and the demand for mobile broadband is high. AT&T named Ericsson as a domain supplier for their wireline access network. Ericsson was also selected sole LTE supplier to Metro PCS. The Sprint Network Advantage partnership commenced on September 21.

Ericsson Third Quarter Report 2009	7

MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates

The global economic slowdown is affecting all parts of the society. However, we believe that the fundamentals for longer-term positive development for our industry remain solid. The need for telecommunication continues to grow and plays a vital role for the development of a sustainable and prosperous society. Ericsson is well positioned to drive and benefit from this development.

There is continued growth in mobile subscriptions, although the current growth rate is lower than in 2008. Mobile subscriptions grew by some 133 million in the quarter to a total of 4.4 billion. In India alone subscriptions are growing by some 14 million per month. The global number of new WCDMA subscriptions is accelerating and grew by 36 million in the quarter to a total of 411 million. In the second quarter, fixed broadband connections grew to 422 million, adding 12 million subscribers.

The traffic in the mobile networks is accelerating, which creates need for new and expanded mobile networks and corresponding professional services. GSM/WCDMA/LTE is the dominating technology track. The build-out of telecommunications in emerging markets continues, and although they represent less than one third of global GDP they represent significantly more of the market for mobile network equipment.

Data traffic, as part of operator revenues, continues to increase. For many large operators, mobile data revenues now constitute 25% of total service revenues or more. In addition to capacity enhancements, operators face the challenge of converting to all-IP broadband networks. This will include increased deployments of broadband access, routing and transmission equipment along with next-generation service delivery and revenue management systems.

There is continued strong growth in telecom services, fueled by operators’ desire to reduce operating expenses and improve efficiency in network operation and maintenance. The move toward all-IP and increased network complexity will create further demand for systems integration and consulting.

PARENT COMPANY INFORMATION

Net sales for the nine-month period amounted to SEK 0.3 (4.1) b. and income after financial items was SEK 5.8 (17.6) b. Effective January 1, 2009, the right to all license revenues from third parties related to patent licenses has been transferred to Ericsson AB, a wholly owned subsidiary, and consequently net sales in 2009 will be insignificant compared to 2008.

Major changes in the Parent Company’s financial position for the nine-month period include investments in the joint venture with ST-Ericsson of SEK 8.4 b., decreased current and non-current receivables from subsidiaries of SEK 13.6 b. and increased cash and bank and short-term investments of SEK 8.2 b.

Notes and bond loans increased by net SEK 5.8 b. through new borrowings and loan repayment during the second quarter. Current and non-current liabilities to subsidiaries increased by SEK 2.9 b. and other current liabilities decreased by SEK 6.6 b. As per September 30, 2009, cash and bank and short-term investments amounted to SEK 67.4 (59.2) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 2,164,500 shares from treasury stock were sold or distributed to employees during the third quarter. The holding of treasury stock at September 30, 2009, was 82,215,837 Class B shares.

Ericsson Third Quarter Report 2009	8

OTHER INFORMATION

Ericsson to acquire majority of Nortel’s North American wireless business

On July 25, 2009, Ericsson announced that it has entered into an asset purchase agreement to acquire the parts of the Carrier Networks division of Nortel relating to CDMA and LTE technology in North America. The purchase is structured as an asset sale at a cash purchase price of USD 1.13 b. on a cash and debt free basis.

Completion of the transaction is still subject to approval in the United States.

New President of Sony Ericsson appointed

On August 17, 2009, Bert Nordberg, Executive Vice President of Ericsson was appointed President of Sony Ericsson as of October 15, 2009. Nordberg left his position in Ericsson when he joined Sony Ericsson.

New President and CEO of ST-Ericsson

On September 2, 2009, Gilles Delfassy, was appointed President and CEO of ST-Ericsson as of November 2, 2009. Delfassy is a highly regarded expert in the wireless industry.

Head of strategy appointed

On August 11, 2009, Douglas L. Gilstrap was appointed Senior Vice President and Head of Group Function Strategy as of October 1, 2009. Gilstrap brings more than 15 years of experience in the global telecommunications and IT industry.

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties are described under “Risk factors Assessment of risk environment” in our Annual Report 2008.

Risk factors and uncertainties in focus during the forthcoming six-month period for the Parent Company and the Ericsson Group include:

•

potential negative effects of the continued uncertainty in the financial markets and the weak economic business environment on operators’ willingness to invest in network development as well as uncertainty regarding the financial stability of suppliers, for example due to lack of borrowing facilities, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•

effects on gross margins and/or working capital of the product mix in the Networks segment between sales of software, upgrades and extensions and the pro-portion of new network build-outs and break-in contracts;

•	a volatile sales pattern in the Multimedia segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•

results and capital needs of our two major joint ventures, Sony Ericsson and ST-Ericsson, which both are negatively affected to a larger extent than our three other segments by the current economic slowdown;

•	effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. intensified price competition;

•	changes in foreign exchange rates, in particular USD and EUR;

•	continued political unrest or instability in certain markets.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and con-duct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all of their markets.

Please refer further to Ericsson’s Annual Report 2008, where we describe our risks and uncertainties along with our strategies and tactics to mitigate the risk exposures or limit unfavorable outcomes.

Stockholm, October 22, 2009

Carl-Henric Svanberg

President and CEO

Telefonaktiebolaget LM Ericsson (publ)

Date for next report: January 25, 2010

Ericsson Third Quarter Report 2009	9

AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1 to September 30, 2009, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to ex-press a conclusion on this interim report based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR SRS. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act regarding the Group and with the Swedish Annual Accounts Act regarding the Parent Company.

Stockholm, October 22, 2009

PricewaterhouseCoopers AB

Peter Clemedtson

Authorized Public Accountant

Ericsson Third Quarter Report 2009	10

EDITOR’S NOTE

To read the complete report with tables, please go to:

www.ericsson.com/investors/financial_reports/2009/9month09-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), October 22.

An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 10 719 4044

E-mail: investor.relations@ericsson.com or press.relations@ericsson.com

Investors

Gary Pinkham, Vice President,

Investor Relations

Phone: +46 10 719 0000

E-mail: investor.relations@ericsson.com

Susanne Andersson,

Investor Relations

Phone: +46 10 719 4631

E-mail: investor.relations@ericsson.com

Lars Jacobsson,

Investor Relations

Phone: +46 10 719 9489

E-mail: investor.relations@ericsson.com

Media

Åse Lindskog, Vice President,

Head of Public and Media Relations

Phone: +46 10 719 9725, +46 730 244 872

E-mail: press.relations@ericsson.com

Ola Rembe,

Public and Media Relations

Phone: +46 10 719 9727, +46 730 244 873

E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 10 719 0000

www.ericsson.com

Ericsson Third Quarter Report 2009	11

Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on October 22, 2009.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) re-search and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material ad-verse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Third Quarter Report 2009	12

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Ericsson Third Quarter Report 2009	13

Consolidated Income Statement

	Jul - Sep			Jan - Sep
SEK million	2009	2008	Change	2009	2008	Change
Net sales	46,433	49,198	-6%	148,144	141,905	4%
Cost of sales	-30,455	-31,577	-4%	-96,943	-90,139	8%

Gross income	15,978	17,621	-9%	51,201	51,766	-1%
Gross margin %	34.4%	35.8%		34.6%	36.5%

Research and development expenses	-8,218	-7,859	5%	-23,749	-25,357	-6%
Selling and administrative expenses	-5,279	-6,304	-16%	-19,585	-18,681	5%

Operating expenses	-13,497	-14,163	-5%	-43,334	-44,038	-2%

Other operating income and expenses	222	332	-33%	2,204	1,475	49%

Operating income before shares in earnings of JV and associated companies	2,703	3,790	-29%	10,071	9,203	9%
Operating margin % before shares in earnings of JV and associated companies	5.8%	7.7%		6.8%	6.5%

Shares in earnings of JV and associated companies	-1,559	-131		-5,939	842

Operating income	1,144	3,659	-69%	4,132	10,045	-59%

Financial income	296	1,099		1,560	2,267
Financial expenses	-294	-618		-830	-1,602

Income after financial items	1,146	4,140	-72%	4,862	10,710	-55%

Taxes	-374	-1,202		-1,460	-3,107

Net income	772	2,938	-74%	3,402	7,603	-55%

Net income attributable to:
- stockholders of the Parent Company	810	2,842		3,358	7,388
- minority interests	-38	96		44	215

Other information
Average number of shares, basic (million) 1)	3,190	3,184		3,188	3,182
Earnings per share, basic (SEK) 1) 2)	0.25	0.89		1.05	2.32
Earnings per share, diluted (SEK) 1) 2)	0.25	0.89		1.05	2.31

Statement of Comprehensive Income

	Jul - Sep		Jan - Sep
SEK million	2009	2008	2009	2008
Net income	772	2,938	3,402	7,603

Actuarial gains and losses related to pensions	-73	-652	-355	-1,731

Revaluation of other investments in shares and participations Fair value remeasurement reported in equity	—	44	-1	930

Cash flow hedges
Gains(+)/losses(-) arising during the period	2,106	-2,317	1,202	-1,130
Less: Reclassification adjustments for gains(-)/losses(+) included in profit or loss	-295	-60	5,149	-1,076
Less: Adjustments for amounts transferred to initial carrying amount of hegded items	—	—	-1,261	—
Changes in cumulative translation adjustments	-5,522	4,928	-3,655	2,922

Tax on items reported directly in or transferred from equity	-539	946	-1,565	1,180
Other comprehensive income	-4,323	2,889	-486	1,095

Total comprehensive income	-3,551	5,827	2,916	8,698

Total Comprehensive Income attributable to:
- Stockholders of the Parent Company	-3,417	5,607	2,963	8,381
- Minority interests	-134	220	-47	317

1)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Third Quarter Report, October 22, 2009	14

Consolidated Balance Sheet

	Sep 30	Jun 30	Dec 31
SEK million	2009	2009	2008
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	1,668	1,601	2,782
Goodwill	23,791	25,241	24,877
Intellectual property rights, brands and other intangible assets	15,260	17,776	20,587

Property, plant and equipment	9,468	10,161	9,995

Financial assets
Equity in JV and associated companies	12,279	14,661	7,988
Other investments in shares and participations	291	306	309
Customer financing, non-current	854	987	846
Other financial assets, non-current	2,567	4,071	4,917

Deferred tax assets	13,946	13,676	14,858

	80,124	88,480	87,159

Current assets
Inventories	26,774	29,036	27,836

Trade receivables	62,425	69,374	75,891
Customer financing, current	1,875	2,161	1,975
Other current receivables	17,286	16,744	17,818

Short-term investments	54,104	38,556	37,192
Cash and cash equivalents	25,685	36,963	37,813

	188,149	192,834	198,525

Total assets	268,273	281,314	285,684

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	138,378	141,658	140,823
Minority interests in equity of subsidiaries	1,051	1,286	1,261

	139,429	142,944	142,084

Non-current liabilities
Post-employment benefits	8,221	8,065	9,873
Provisions, non-current	385	460	311
Deferred tax liabilities	2,020	2,517	2,738
Borrowings, non-current	34,513	35,949	24,939
Other non-current liabilities	1,907	1,904	1,622

	47,046	48,895	39,483

Current liabilities
Provisions, current	12,001	13,497	14,039
Borrowings, current	3,152	3,573	5,542
Trade payables	16,887	19,722	23,504
Other current liabilities	49,758	52,683	61,032

	81,798	89,475	104,117

Total equity and liabilities	268,273	281,314	285,684

Of which interest-bearing liabilities and post-employment benefits	45,886	47,587	40,354

Net cash	33,903	27,932	34,651
Assets pledged as collateral	461	429	416
Contingent liabilities	984	931	1,080

Ericsson Third Quarter Report, October 22, 2009	15

Consolidated Statement of Cash Flows

	Jul - Sep		Jan - Sep		Jan - Dec 2008
SEK million	2009	2008	2009	2008
Operating activities
Net income	772	2,938	3,402	7,603	11,667
Adjustments to reconcile net income to cash
Taxes	-1,137	-343	-2,405	-933	1,032
Earnings/dividends in JV and associated companies	1,319	909	4,801	2,604	4,154
Depreciation, amortization and impairment losses	3,268	1,872	8,232	6,615	8,674
Other	978	1,257	-288	837	458

Net income affecting cash	5,200	6,633	13,742	16,726	25,985

Changes in operating net assets
Inventories	660	-1,878	-96	-6,695	-3,927
Customer financing, current and non-current	394	137	126	1,168	549
Trade receivables	3,655	-3,776	10,482	-1,850	-11,434
Trade payables	-2,096	1,403	-5,319	2,630	4,794
Provisions and post-employment benefits	-1,060	1,620	-2,793	3,158	3,830
Other operating assets and liabilities, net	-1,076	-376	-4,192	1,900	4,203

	477	-2,870	-1,792	311	-1,985

Cash flow from operating activities	5,677	3,763	11,950	17,037	24,000

Investing activities
Investments in property, plant and equipment	-690	-997	-2,897	-2,836	-4,133
Sales of property, plant and equipment	99	428	238	745	1,373
Acquisitions/divestments of subsidiaries and other operations, net	-750	114	-9,260	723	1,836
Product development	-245	-261	-781	-1,016	-1,409
Other investing activities	3,226	-156	2,695	60	944
Short-term investments	-17,847	-4,606	-17,749	-1,939	-7,155

Cash flow from investing activities	-16,207	-5,478	-27,754	-4,263	-8,544

Cash flow before financing activities	-10,530	-1,715	-15,804	12,774	15,456

Financing activities
Dividends paid	-20	-188	-5,976	-8,202	-8,240
Other financing activities	535	4,783	10,421	176	1,032

Cash flow from financing activities	515	4,595	4,445	-8,026	-7,208

Effect of exchange rate changes on cash	-1,263	127	-769	644	1,255

Net change in cash	-11,278	3,007	-12,128	5,392	9,503

Cash and cash equivalents, beginning of period	36,963	30,695	37,813	28,310	28,310

Cash and cash equivalents, end of period	25,685	33,702	25,685	33,702	37,813

Ericsson Third Quarter Report, October 22, 2009	16

Consolidated Statement of Changes in Equity

SEK million	Jan - Sep 2009	Jan - Sep 2008	Jan - Dec 2008
Opening balance	142,084	135,052	135,052
Total comprehensive income	2,916	8,698	14,615
Stock issue	135	100	100
Sale of own shares	-87	-20	-12
Repurchase of own shares	—	—	—
Stock purchase and stock option plans	441	395	589
Dividends paid	-5,976	-8,202	-8,240
Business combinations	-84	-20	-20

Closing balance	139,429	136,003	142,084

Ericsson Third Quarter Report, October 22, 2009	17

Consolidated Income Statement – Isolated Quarters

	2009			2008
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	46,433	52,142	49,569	67,025	49,198	48,532	44,175
Cost of sales	-30,455	-34,531	-31,957	-44,522	-31,577	-31,206	-27,356

Gross income	15,978	17,611	17,612	22,503	17,621	17,326	16,819
Gross margin %	34.4%	33.8%	35.5%	33.6%	35.8%	35.7%	38.1%

Research and development expenses	-8,218	-8,451	-7,080	-8,227	-7,859	-8,932	-8,566
Selling and administrative expenses	-5,279	-7,443	-6,863	-8,293	-6,304	-6,271	-6,106

Operating expenses	-13,497	-15,894	-13,943	-16,520	-14,163	-15,203	-14,672

Other operating income and expenses	222	1,640	342	1,502	332	704	439

Operating income before shares in earnings of JV and associated companies	2,703	3,357	4,011	7,485	3,790	2,827	2,586
Operating margin % before shares in earnings of JV and associated companies	5.8%	6.4%	8.1%	11.2%	7.7%	5.8%	5.9%

Shares in earnings of JV and associated companies	-1,559	-2,144	-2,236	-1,278	-131	62	911

Operating income	1,144	1,213	1,775	6,207	3,659	2,889	3,497

Financial income	296	4	1,260	1,191	1,099	503	665
Financial expenses	-294	-79	-457	-882	-618	-511	-473

Income after financial items	1,146	1,138	2,578	6,516	4,140	2,881	3,689

Taxes	-374	-341	-745	-2,452	-1,202	-835	-1,070

Net income	772	797	1,833	4,064	2,938	2,046	2,619

Net income attributable to:
- Stockholders of the Parent Company	810	831	1,717	3,885	2,842	1,901	2,645
- Minority interests	-38	-34	116	179	96	145	-26

Other information
Average number of shares, basic (million) 1)	3,190	3,188	3,187	3,185	3,184	3,183	3,181
Earnings per share, basic (SEK) 1) 2)	0.25	0.26	0.54	1.22	0.89	0.60	0.83
Earnings per share, diluted (SEK) 1) 2)	0.25	0.26	0.54	1.21	0.89	0.59	0.83

1)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company.

Ericsson Third Quarter Report, October 22, 2009	18

Consolidated Statement of Cash Flows – Isolated Quarters

	2009			2008
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	772	797	1,833	4,064	2,938	2,046	2,619
Adjustments to reconcile net income to cash
Taxes	-1,137	-640	-628	1,965	-343	-278	-311
Earnings/dividends in JV and associated companies	1,319	1,718	1,764	1,550	909	-41	1,736
Depreciation, amortization and impairment losses	3,268	3,112	1,852	2,059	1,872	2,529	2,214
Other	978	-643	-623	-379	1,257	169	-589

Net income affecting cash	5,200	4,344	4,198	9,259	6,633	4,425	5,669

Changes in operating net assets
Inventories	660	1,606	-2,362	2,768	-1,878	-1,906	-2,912
Customer financing, current and non-current	394	-267	-1	-619	137	371	660
Trade receivables	3,655	5,017	1,810	-9,584	-3,776	-356	2,282
Trade payables	-2,096	-1,863	-1,360	2,164	1,403	1,833	-606
Provisions and post-employment benefits	-1,060	1,532	-3,265	672	1,620	967	571
Other operating assets and liabilities, net	-1,076	-1,238	-1,878	2,303	-376	3,210	-934

	477	4,787	-7,056	-2,296	-2,870	4,119	-939

Cash flow from operating activities	5,677	9,131	-2,858	6,963	3,763	8,544	4,730

Investing activities
Investments in property, plant and equipment	-690	-1,189	-1,018	-1,297	-997	-893	-946
Sales of property, plant and equipment	99	114	25	628	428	108	209
Acquisitions/divestments of subsidiaries and other operations, net	-750	981	-9,491	1,113	114	602	7
Product development	-245	-327	-209	-393	-261	-422	-333
Other investing activities	3,226	886	-1,417	884	-156	12	204
Short-term investments	-17,847	522	-424	-5,216	-4,606	-1,392	4,059

Cash flow from investing activities	-16,207	987	-12,534	-4,281	-5,478	-1,985	3,200

Cash flow before financing activities	-10,530	10,118	-15,392	2,682	-1,715	6,559	7,930

Financing activities
Dividends paid	-20	-5,956	—	-38	-188	-8,008	-6
Other financing activities	535	8,012	1,874	856	4,783	-3,581	-1,026

Cash flow from financing activities	515	2,056	1,874	818	4,595	-11,589	-1,032

Effect of exchange rate changes on cash	-1,263	441	53	611	127	308	209

Net change in cash	-11,278	12,615	-13,465	4,111	3,007	-4,722	7,107

Cash and cash equivalents, beginning of period	36,963	24,348	37,813	33,702	30,695	35,417	28,310

Cash and cash equivalents, end of period	25,685	36,963	24,348	37,813	33,702	30,695	35,417

Ericsson Third Quarter Report, October 22, 2009	19

Parent Company Income Statement

	Jul - Sep		Jan - Sep
SEK million	2009	2008	2009	2008
Net sales	27	950	291	4,079
Cost of sales	-10	-123	-1	-611

Gross income	17	827	290	3,468

Operating expenses	-753	-487	-2,336	-1,708
Other operating income and expenses	738	613	2,211	1,968

Operating income	2	953	165	3,728

Financial net	620	9,593	5,676	13,823

Income after financial items	622	10,546	5,841	17,551

Transfers to (-) / from untaxed reserves
Taxes	-91	-405	-463	-1,291

Net income	531	10,141	5,378	16,260

Parent Company Balance Sheet

SEK million			Sep 30 2009	Dec 31 2008
ASSETS
Fixed assets
Intangible assets			2,315	2,604
Tangible assets			690	695
Financial assets			101,683	98,837

			104,688	102,136

Current assets
Inventories			60	80
Receivables			21,388	31,124
Cash, bank and short-term investments			67,398	59,214

			88,846	90,418

Total assets			193,534	192,554

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity			47,859	47,724
Non-restricted equity			40,672	41,954

			88,531	89,678

Untaxed reserves			1,817	1,817

Provisions			1,456	1,059

Non-current liabilities			61,602	50,994

Current liabilities			40,128	49,006

Total stockholders’ equity, provisions and liabilities			193,534	192,554

Assets pledged as collateral			461	414
Contingent liabilities			12,733	13,029

Ericsson Third Quarter Report, October 22, 2009	20

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC).

As from January 1, 2009, the Company has applied the following new or amended IFRS:

•

IAS 1 (Revised), “Presentation of Financial Statements”. The revised standard requires all non-owner changes in equity to be shown in a performance statement. The Company therefore presents two statements, the Income Statement and a Statement of Comprehensive Income.

Also, to improve the understanding of the Company’s financial performance, a new subtotal line has been added in the Income Statement, “Operating income before share in earnings of JV and associated companies”. This is to distinguish between operating income from operations consolidated and from shares in earnings of JV and associated companies accounted for using the equity method. In the interim report text, this line item is for simplicity referred to as “Operating income before joint ventures”.

•

IFRS 8 “Operating Segments”. This standard replaces IAS 14 “Segment Reporting” and requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting to the Chief Operating Decision Maker (CODM). In Ericsson, the Group Management Team is defined as the CODM function. The new standard has not resulted in any changes of the reportable segments.

The new joint venture, ST-Ericsson, established in February 2009, is presented as a new reportable segment. Segment Phones has been renamed to Sony Ericsson. No other changes have been made in relation to this reported segment.

None of the following new or amended standards and interpretations have had any significant impact on the financial result or position of the Company:

•	IFRS 2 (Amendment), “Share-Based Payments”. The amended standard deals with vesting conditions and cancellations.

•	Revised IAS 23, “Borrowing Costs” and “Improvements to IFRSs”, (May 2008), in relation to IAS 23.

•	IAS 32 and IAS 1 (Amendments), “Puttable Financial Instruments” and “Obligations Arising on Liquidation”.

•	“Improvements to IFRSs”, published in May 2008. These are improvements to twenty two already effective IFRSs.

•	IFRIC 12, “Service Concession Arrangements”

•	IFRIC 13, “Customer Loyalty Programmes”

•	IFRIC 16, “Hedges of a Net Investment on A Foreign Operation”

•	IFRIC 15, “Agreements for Construction of Real Estate”

•	“Amendment to IAS39: Effective Date and Transition”

The Company has not yet applied the following interpretations and amendments since these are still subject to EU endorsement:

•	“Amendments to IFRS 7 Improving Disclosures about Financial Instruments”

•	“Amendments to IFRIC 9 and IAS 39 Embedded Derivatives”

•	IFRIC 18 “Transfers of Assets from Customers”

•	IFRIC 17 “Distributions of Non-Cash Assets to Owners”

•	“Amendments to IFRS 2 Group Cash-settled Share-based Payment Transactions”

•	“Amendment to IAS 32 Classification of Rights Issues”

However, none of the interpretations and amendments is expected to have any significant impact on the Company’s financial statements.

Company amendment of key ratio “Inventory turnover”

Prior to 2009, this key ratio disclosed the number of times the inventory was turned over per year.

As from January 1, 2009, the inventory turnover key ratio has been amended by the Company to disclose the number of turnover days of inventory.

Ericsson Third Quarter Report, October 22, 2009	21

Net Sales by Segment by Quarter

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

	2009			2008
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	30,302	34,737	33,529	45,767	33,017	33,274	29,992
Of which Network rollout	5,798	5,942	4,687	7,555	4,679	4,776	4,520
Professional Services	12,780	14,077	12,799	16,199	11,750	11,018	10,011
Of which Managed services	3,570	4,587	4,178	4,270	3,458	3,416	3,112
Multimedia	3,351	3,328	3,241	5,059	4,431	4,240	4,172
Of which PBX and Mobile Platforms	—	—	—	1,147	951	1,532	1,586
Multimedia excluding PBX and Mobile Platforms	3,351	3,328	3,241	3,912	3,480	2,708	2,586

Total	46,433	52,142	49,569	67,025	49,198	48,532	44,175

	2009			2008
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-13%	4%	-27%	39%	-1%	11%	-20%
Of which Network rollout	-2%	27%	-38%	61%	-2%	6%	-30%
Professional Services	-9%	10%	-21%	38%	7%	10%	-17%
Of which Managed services	-22%	10%	-2%	23%	1%	10%	-6%
Multimedia	1%	3%	-36%	14%	5%	2%	-14%
Of which PBX and Mobile Platforms	—	—	—	21%	-38%	-3%	—
Multimedia excluding PBX and Mobile Platforms	1%	3%	-17%	12%	29%	5%	—

Total	-11%	5%	-26%	36%	1%	10%	-19%

	2009			2008
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-8%	4%	12%	22%	16%	-1%	2%
Of which Network rollout	24%	24%	4%	17%	17%	11%	20%
Professional Services	9%	28%	28%	34%	7%	7%	5%
Of which Managed services	3%	34%	34%	29%	3%	17%	20%
Multimedia	-24%	-22%	-22%	4%	10%	16%	24%
Of which PBX and Mobile Platforms	—	—	—	—	—	—	—
Multimedia excluding PBX and Mobile Platforms	-4%	23%	25%	—	—	—	—

Total	-6%	7%	12%	23%	13%	2%	5%

	2009			2008
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	98,568	68,266	33,529	142,050	96,283	63,266	29,992
Of which Network rollout	16,427	10,629	4,687	21,530	13,975	9,296	4,520
Professional Services	39,656	26,876	12,799	48,978	32,779	21,029	10,011
Of which Managed services	12,335	8,765	4,178	14,256	9,986	6,528	3,112
Multimedia	9,920	6,569	3,241	17,902	12,843	8,412	4,172
Of which PBX and Mobile Platforms	—	—	—	5,216	4,069	3,118	1,586
Multimedia excluding PBX and Mobile Platforms	9,920	6,569	3,241	12,686	8,774	5,294	2,586

Total	148,144	101,711	49,569	208,930	141,905	92,707	44,175

Year to date,	2009			2008
year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	2%	8%	12%	10%	5%	0%	2%
Of which Network rollout	18%	14%	4%	16%	16%	15%	20%
Professional Services	21%	28%	28%	14%	7%	6%	5%
Of which Managed services	24%	34%	34%	17%	13%	19%	20%
Multimedia	-23%	-22%	-22%	13%	16%	20%	24%
Of which PBX and Mobile Platforms	—	—	—	—	—	—	—
Multimedia excluding PBX and Mobile Platforms	13%	24%	25%	—	—	—	—

Total	4%	10%	12%	11%	6%	3%	5%

Ericsson Third Quarter Report, October 22, 2009	22

Operating Income by Segment by Quarter

	2009			2008
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	936	1,248	2,838	4,943	2,454	1,803	1,945
Professional Services	1,628	2,266	1,749	2,226	1,509	1,337	1,274
Multimedia	330	18	44	554	9	-172	-509
Multimedia excluding PBX and Mobile Platforms	—	—	—	679	179	-161	-251
Unallocated 1)	-168	-323	-77	-236	-171	-103	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,726	3,209	4,554	7,487	3,801	2,865	2,602

Sony Ericsson	-1,036	-1,543	-2,070	-1,280	-142	24	895
ST-Ericsson 2)	-546	-453	-709	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-1,582	-1,996	-2,779	-1,280	-142	24	895

Total	1,144	1,213	1,775	6,207	3,659	2,889	3,497

	2009			2008
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5,022	4,086	2,838	11,145	6,202	3,748	1,945
Professional Services	5,643	4,015	1,749	6,346	4,120	2,611	1,274
Multimedia	392	62	44	-118	-672	-681	-509
Multimedia excluding PBX and Mobile Platforms	—	—	—	446	-233	-412	-251
Unallocated 1)	-568	-400	-77	-618	-382	-211	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	10,489	7,763	4,554	16,755	9,268	5,467	2,602

Sony Ericsson	-4,649	-3,613	-2,070	-503	777	919	895
ST-Ericsson 2)	-1,708	-1,162	-709	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-6,357	-4,775	-2,779	-503	777	919	895

Total	4,132	2,988	1,775	16,252	10,045	6,386	3,497

1) “Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.

2)       First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Operating Margin by Segment by Quarter

As percentage of net sales, isolated quarters	2009			2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	3%	4%	8%	11%	7%	5%	7%
Professional Services	13%	16%	14%	14%	13%	12%	13%
Multimedia	10%	1%	1%	11%	0%	-4%	-12%
Multimedia excluding PBX and Mobile Platforms	—	—	—	17%	5%	-6%	-10%

Subtotal excluding Sony Ericsson and ST-Ericsson	6%	6%	9%	11%	8%	6%	6%

As percentage of net sales, Year to date	2009			2008
	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5%	6%	8%	8%	6%	6%	7%
Professional Services	14%	15%	14%	13%	13%	12%	13%
Multimedia	4%	1%	1%	-1%	-5%	-8%	-12%
Multimedia excluding PBX and Mobile Platforms	—	—	—	4%	-3%	-8%	-10%

Subtotal excluding Sony Ericsson and ST-Ericsson	7%	8%	9%	8%	7%	6%	6%

Ericsson Third Quarter Report, October 22, 2009	23

EBITDA by Segment by Quarter

	2009			2008
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q21)	Q1
Networks	3,610	3,909	4,153	6,417	3,628	3,510	3,690
Professional Services	1,926	2,464	1,977	2,365	1,811	1,589	1,480
Multimedia	619	273	306	1,001	403	400	-246
Multimedia excluding PBX & Mobile Platforms	—	—	—	963	425	80	14
Unallocated 2)	-168	-323	-77	-236	-171	-103	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	5,987	6,323	6,359	9,547	5,671	5,396	4,816

Sony Ericsson	-1,036	-1,543	-2,070	-1,280	-142	24	895
ST-Ericsson 3)	-540	-453	-663	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-1,576	-1,996	-2,733	-1,280	-142	24	895

Total	4,411	4,327	3,626	8,267	5,529	5,420	5,711

	2009			2008
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec1)	Jan-Sep1)	Jan-Jun1)	Jan-Mar
Networks	11,672	8,062	4,153	17,245	10,828	7,200	3,690
Professional Services	6,367	4,441	1,977	7,245	4,880	3,069	1,480
Multimedia	1,198	579	306	1,558	557	154	-246
Multimedia excluding PBX & Mobile Platforms	—	—	—	1,482	519	94	14
Unallocated 2)	-568	-400	-77	-618	-382	-211	-108

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	18,669	12,682	6,359	25,430	15,883	10,212	4,816

Sony Ericsson	-4,649	-3,613	-2,070	-503	777	919	895
ST-Ericsson 3)	-1,656	-1,116	-663	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-6,305	-4,729	-2,733	-503	777	919	895

Total	12,364	7,953	3,626	24,927	16,660	11,131	5,711

1)	Second quarter 2008 for Multimedia was affected by SEK 156 m. due to changed allocation of capitalized development expenses.
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms.

EBITDA Margin by Segment by Quarter

As percentage of net sales, isolated quarters	2009			2008
	Q3	Q2	Q1	Q4	Q3	Q21)	Q1
Networks	12%	11%	12%	14%	11%	11%	12%
Professional Services	15%	18%	15%	15%	15%	14%	15%
Multimedia	18%	8%	9%	20%	9%	9%	-6%
Multimedia excluding PBX & Mobile Platforms	—	—	—	25%	12%	3%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	13%	12%	13%	14%	12%	11%	11%

As percentage of net sales, Year to date	2009			2008
	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec1)	Jan-Sep1)	Jan-Jun1)	Jan-Mar
Networks	12%	12%	12%	12%	11%	11%	12%
Professional Services	16%	17%	15%	15%	15%	15%	15%
Multimedia	12%	9%	9%	9%	4%	2%	-6%
Multimedia excluding PBX & Mobile Platforms	—	—	—	12%	6%	2%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	13%	12%	13%	12%	11%	11%	11%

1)	Second quarter 2008 for Multimedia was affected by SEK 156 m. due to changed allocation of capitalized development expenses.

Ericsson Third Quarter Report, October 22, 2009	24

Net Sales by Market Area by Quarter

	2009			2008
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	10,110	11,365	11,203	16,135	11,629	12,125	11,681
Central & Eastern Europe, Middle East & Africa	11,621	12,647	12,485	17,635	13,069	11,253	11,123
Asia Pacific	15,354	17,396	16,282	20,500	14,114	15,785	12,908
Latin America	4,994	4,801	4,381	7,855	6,083	4,956	4,154
North America	4,354	5,933	5,218	4,900	4,303	4,413	4,309

Total 2)	46,433	52,142	49,569	67,025	49,198	48,532	44,175

1) Of which Sweden	1,076	1,091	1,197	2,384	2,191	2,308	1,993
2) Of which EU	11,033	12,595	12,604	18,371	13,059	13,427	12,744

	2009			2008
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	-11%	1%	-31%	39%	-4%	4%	-24%
Central & Eastern Europe, Middle East & Africa	-8%	1%	-29%	35%	16%	1%	-22%
Asia Pacific	-12%	7%	-21%	45%	-11%	22%	-6%
Latin America	4%	10%	-44%	29%	23%	19%	-38%
North America	-27%	14%	6%	14%	-2%	2%	0%

Total 2)	-11%	5%	-26%	36%	1%	10%	-19%

1) Of which Sweden	-1%	-9%	-50%	9%	-5%	16%	-19%
2) Of which EU	-12%	0%	-31%	41%	-3%	5%	-27%

	2009			2008
Year-over-year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	-13%	-6%	-4%	5%	-6%	-3%	-7%
Central & Eastern Europe, Middle East & Africa	-11%	12%	12%	24%	9%	-2%	1%
Asia Pacific	9%	10%	26%	49%	17%	-5%	5%
Latin America	-18%	-3%	5%	16%	43%	21%	25%
North America	1%	34%	21%	13%	44%	47%	39%

Total 2)	-6%	7%	12%	23%	13%	2%	5%

1) Of which Sweden	-51%	-53%	-40%	-3%	13%	12%	3%
2) Of which EU	-16%	-6%	-1%	5%	-4%	-4%	-8%

	2009			2008
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Western Europe 1)	32,678	22,568	11,203	51,570	35,435	23,806	11,681
Central & Eastern Europe, Middle East & Africa	36,753	25,132	12,485	53,080	35,445	22,376	11,123
Asia Pacific	49,032	33,678	16,282	63,307	42,807	28,693	12,908
Latin America	14,176	9,182	4,381	23,048	15,193	9,110	4,154
North America	15,505	11,151	5,218	17,925	13,025	8,722	4,309

Total 2)	148,144	101,711	49,569	208,930	141,905	92,707	44,175

1) Of which Sweden	3,364	2,288	1,197	8,876	6,492	4,301	1,993
2) Of which EU	36,232	25,199	12,604	57,601	39,230	26,171	12,744

Year to date,	2009			2008
year-over-year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Western Europe 1)	-8%	-5%	-4%	-2%	-5%	-5%	-7%
Central & Eastern Europe, Middle East & Africa	4%	12%	12%	9%	3%	0%	1%
Asia Pacific	15%	17%	26%	16%	5%	-1%	5%
Latin America	-7%	1%	5%	25%	31%	23%	25%
North America	19%	28%	21%	34%	43%	43%	39%

Total 2)	4%	10%	12%	11%	6%	3%	5%

1) Of which Sweden	-48%	-47%	-40%	6%	9%	8%	3%
2) Of which EU	-8%	-4%	-1%	-2%	-5%	-6%	-8%

Ericsson Third Quarter Report, October 22, 2009	25

External Net Sales by Market Area by Segment

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

Isolated quarter, SEK million Q3 2009	Networks	Professional Services	Multimedia	Total
Western Europe	5,820	3,764	526	10,110
Central & Eastern Europe, Middle East & Africa	7,110	3,230	1,281	11,621
Asia Pacific	11,541	2,944	869	15,354
Latin America	3,287	1,425	282	4,994
North America	2,544	1,417	393	4,354

Total	30,302	12,780	3,351	46,433

Share of Total	65%	28%	7%	100%

Year to date, SEK million Jan - Sep 2009	Networks	Professional Services	Multimedia	Total
Western Europe	17,195	13,693	1,790	32,678
Central & Eastern Europe, Middle East & Africa	23,942	9,044	3,767	36,753
Asia Pacific	37,950	8,674	2,408	49,032
Latin America	9,008	4,371	797	14,176
North America	10,473	3,874	1,158	15,505

Total	98,568	39,656	9,920	148,144

Share of Total	66%	27%	7%	100%

Top 15 Markets in Sales

Market	Jan - Sep 2009	Jan - Sep 2008	Q3 2009	Q3 2008
United States	9%	7%	7%	8%
China	9%	7%	7%	5%
India	8%	7%	9%	8%
Italy	4%	5%	4%	4%
United Kingdom	4%	3%	5%	3%
Indonesia	4%	4%	3%	5%
Japan	4%	2%	4%	2%
Brazil	4%	4%	4%	5%
Spain	3%	4%	3%	3%
Sweden	2%	5%	2%	4%
Turkey	2%	1%	3%	1%
Germany	2%	2%	2%	2%
Australia	2%	2%	2%	2%
Nigeria	2%	2%	2%	2%
Canada	2%	2%	2%	1%

Ericsson Third Quarter Report, October 22, 2009	26

Provisions

	2009			2008
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	13,957	12,592	14,350	12,995	11,106	10,056	9,726
Additions	2,169	3,710	1,672	3,800	3,418	2,724	2,019
Utilization/Cash out	-3,083	-1,982	-3,052	-2,321	-1,595	-1,343	-781
of which restructuring	-1,241	-753	-1,179	-956	-303	-196	-301
Reversal of excess amounts	-121	-146	-287	-832	-117	-244	-622
Reclassification, translation difference and other	-536	-217	-91	708	183	-87	-286

Closing balance	12,386	13,957	12,592	14,350	12,995	11,106	10,056

	2009			2008
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	14,350	14,350	14,350	9,726	9,726	9,726	9,726
Additions	7,551	5,382	1,672	11,961	8,161	4,743	2,019
Utilization/Cash out	-8,117	-5,034	-3,052	-6,040	-3,719	-2,124	-781
of which restructuring	-3,173	-1,932	-1,179	-1,756	-800	-497	-301
Reversal of excess amounts	-554	-433	-287	-1,815	-983	-866	-622
Reclassification, translation difference and other	-844	-308	-91	518	-190	-373	-286

Closing balance	12,386	13,957	12,592	14,350	12,995	11,106	10,056

Number of Employees
	2009			2008
End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Western Europe 1)	39,050	38,350	38,550	41,600	41,800	42,000	42,100
Central & Eastern Europe, Middle East & Africa	10,200	9,800	9,550	8,000	7,650	7,300	7,000
Asia Pacific	16,350	15,950	15,350	15,150	14,800	14,400	14,150
Latin America	5,700	7,850	8,000	8,250	7,450	6,600	6,250
North America	11,200	5,300	5,450	5,750	5,650	5,500	5,500

Total	82,500	77,250	76,900	78,750	77,350	75,800	75,000

1) Of which Sweden	18,300	18,600	18,800	20,150	20,250	20,250	20,200
Information on investments in assets subject to depreciation, amortization and impairment
	2009			2008
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	690	1,189	1,018	1,297	997	893	946
Capitalized development expenses	245	327	209	393	261	422	333
IPR, brands and other intangible assets	438	50	7	20	—	—	—

Total	1,373	1,566	1,234	1,710	1,258	1,315	1,279

Depreciation, amortization and impairment losses
Property, plant and equipment	776	844	817	901	787	713	704
Capitalized development expenses	177	173	202	286	279	1,034	689
IPR, brands and other intangible assets	2,315	2,095	833	872	806	782	821

Total	3,268	3,112	1,852	2,059	1,872	2,529	2,214

Ericsson Third Quarter Report, October 22, 2009	27

Other Information

	Jul - Sep		Jan - Sep		Jan - Dec 2008
	2009	2008	2009	2008
Number of shares and earnings per share 1)
Number of shares, end of period (million)	3,273	3,246	3,273	3,246	3,246
of which A-shares (million)	262	262	262	262	262
of which B-shares (million)	3,011	2,984	3,011	2,984	2,984
Number of treasury shares, end of period (million)	82	62	82	62	61
Number of shares outstanding, basic, end of period (million)	3,191	3,184	3,191	3,184	3,185
Numbers of shares outstanding, diluted, end of period (million)	3,213	3,202	3,213	3,202	3,205
Average number of treasury shares (million)	83	56	73	48	52
Average number of shares outstanding, basic (million)	3,190	3,184	3,188	3,182	3,183
Average number of shares outstanding, diluted (million)2)	3,212	3,201	3,210	3,200	3,202
Earnings per share, basic (SEK)	0.25	0.89	1.05	2.32	3.54
Earnings per share, diluted (SEK)2)	0.25	0.89	1.05	2.31	3.52

1)       A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.

2)       Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Ratios
Days sales outstanding	—	—	118	115	106
Inventory turnover days	84	81	77	79	68
Payable days	55	56	57	57	55
Equity ratio, percent	—	—	52.0%	51.6%	49.7%
Return on equity, percent	2.3%	8.6%	3.2%	7.3%	8.2%
Return on capital employed, percent	3.1%	11.5%	4.1%	9.7%	11.3%
Capital turnover (times)	1.0	1.2	1.1	1.1	1.2
Payment readiness, end of period	—	—	90,572	74,255	84,917
Payment readiness, as percentage of sales	—	—	45.9%	39.2%	40.6%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	10.70	9.45	9.67
- closing rate	—	—	10.21	9.79	10.95
SEK / USD - average rate	—	—	7.81	6.23	6.61
- closing rate	—	—	6.97	6.84	7.73

Other
Export sales from Sweden	21,607	26,160	69,621	78,596	109,254

Ericsson Planning Assumptions for Year 2009

Research and development expenses

We estimate R&D expenses for the full year 2009 to be at around SEK 27-28 b. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made and excludes Ericsson Mobile Platforms and restructuring charges. However, currency effects may cause this to change.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2009, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2009 is stated in Note C 18 in the Annual Report 2008.

Ericsson Third Quarter Report, October 22, 2009	28

Consolidated Operating Income excl. Restructuring Charges

	2009			2008
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	46,433	52,142	49,569	67,025	49,198	48,532	44,175
Cost of sales	-29,623	-33,215	-31,585	-43,410	-31,001	-30,595	-27,115

Gross income	16,810	18,927	17,984	23,615	18,197	17,937	17,060
Gross margin %	36.2%	36.3%	36.3%	35.2%	37.0%	37.0%	38.6%

Research and development expenses	-6,418	-6,761	-6,802	-7,539	-7,527	-7,839	-8,031
Selling and administrative expenses	-5,164	-6,886	-6,809	-7,803	-5,359	-6,148	-6,092

Operating expenses	-11,582	-13,647	-13,611	-15,342	-12,886	-13,987	-14,123

Other operating income and expenses	222	1,640	342	1,502	332	704	439

Operating income before share in earnings of JV and associated companies	5,450	6,920	4,715	9,774	5,643	4,654	3,377
Operating margin % before share in earnings of JV and associated companies	11.7%	13.3%	9.5%	14.6%	11.5%	9.6%	7.6%

Share in earnings of JV and associated companies	-1,480	-1,997	-2,170	-597	34	62	911

Operating income	3,970	4,923	2,545	9,177	5,677	4,716	4,288

Earnings per share, basic (SEK) excl. JV’s and ass. comp	1.21	1.53	1.19	2.02	1.34	0.99	0.80
Earnings per share, diluted (SEK)1) excl. JV’s and ass. comp	1.20	1.52	1.19	2.00	1.33	0.99	0.80
1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Restructuring Charges by Function

SEK million	2009			2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-832	-1,317	-371	-1,112	-576	-611	-241
Research and development expenses	-1,800	-1,690	-278	-688	-332	-1,093	-535
Selling and administrative expenses	-115	-558	-53	-490	-945	-123	-14

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-2,747	-3,565	-702	-2,290	-1,853	-1,827	-790

Share in Sony Ericsson charges	-9	-5	-66	-681	-165	—	—
Share in ST-Ericsson charges	-70	-140	-2	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-79	-145	-68	-681	-165	—	—

Total	-2,826	-3,710	-770	-2,971	-2,018	-1,827	-790

Restructuring Charges by Segment

SEK million	2009			2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-2,466	-2,498	-517	-1,590	-1,330	-1,519	-692
Professional Services	-252	-767	-175	-640	-374	-170	-88
Multimedia	-28	-277	-10	-48	-141	-138	-10
Multimedia excluding PBX & Mobile Platforms	—	—	—	-26	—	—	—
Unallocated	-1	-23	—	-12	-8	—	—

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-2,747	-3,565	-702	-2,290	-1,853	-1,827	-790

Sony Ericsson	-9	-5	-66	-681	-165	—	—
ST-Ericsson	-70	-140	-2

Subtotal Sony Ericsson and ST-Ericsson	-79	-145	-68	-681	-165	—	—

Total	-2,826	-3,710	-770	-2,971	-2,018	-1,827	-790

Ericsson Third Quarter Report, October 22, 2009	29

Operating Income by Segment excl. Restructuring Charges

	2009			2008
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	3,401	3,747	3,355	6,532	3,785	3,322	2,637
Professional Services	1,881	3,032	1,924	2,867	1,882	1,507	1,362
Multimedia	358	295	54	602	150	-34	-498
Multimedia excluding PBX & Mobile Platforms	—	—	—	705	320	-23	-240
Unallocated 1)	-167	-300	-77	-224	-163	-103	-108

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	5,473	6,774	5,256	9,777	5,654	4,692	3,393

Sony Ericsson	-1,027	-1,538	-2,004	-599	23	24	895
ST-Ericsson 2)	-476	-313	-707	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-1,503	-1,851	-2,711	-599	23	24	895

Total	3,970	4,923	2,545	9,178	5,677	4,716	4,288

1) “Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.

2)        First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Operating Margin by Segment excl. Restructuring Charges

As percentage of net sales, isolated quarters	2009			2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	11%	11%	10%	14%	11%	10%	9%
Professional Services	15%	22%	15%	18%	16%	14%	14%
Multimedia	11%	9%	2%	12%	3%	-1%	-12%
Multimedia excluding PBX & Mobile Platforms	—	—	—	18%	9%	-1%	-9%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	13%	11%	15%	11%	10%	8%

EBITDA by Segment excl. Restructuring Charges

	2009			2008
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4,674	5,132	4,670	8,006	4,961	5,027	4,383
Professional Services	2,178	3,231	2,152	3,006	2,185	1,758	1,568
Multimedia	647	550	316	1,049	543	539	-235
Multimedia excluding PBX & Mobile Platforms	—	—	—	988	565	219	25
Unallocated 1)	-167	-300	-77	-224	-163	-103	-108

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	7,332	8,613	7,061	11,837	7,526	7,221	5,608

Sony Ericsson	-1,027	-1,538	-2,004	-599	23	24	895
ST-Ericsson 2)	-470	-313	-661	—	—	—	—

Subtotal Sony Ericsson and ST-Ericsson	-1,497	-1,851	-2,665	-599	23	24	895

Total	5,835	6,762	4,396	11,238	7,549	7,245	6,503

1)        “Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.

2)        First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms.

EBITDA Margin by Segment excl. Restructuring Charges

As percentage of net sales, isolated quarters	2009			2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	15%	15%	14%	17%	15%	15%	15%
Professional Services	17%	23%	17%	19%	19%	16%	16%
Multimedia	19%	17%	10%	21%	12%	13%	-6%
Multimedia excluding PBX & Mobile Platforms	—	—	—	25%	16%	8%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	16%	17%	14%	18%	15%	15%	13%

Ericsson Third Quarter Report, October 22, 2009	30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 23, 2009